Könyvvizsgálói jelentés

A Genetic Immunity Kft. licencének piaci értéken történő értékeléséről

Nevezett kft. mint Megbízó (székhely: 1045 Budapest, Berlini u. 47-49. cégj. sz: 01-09-735538) a piaci áron történő értékelés véleményezését kérte 2010.11.02. időpontra, a fenti eszköz (terápiás vakcina gyártásának licence) vonatkozásában. A piaci áron történő értékelés során a tervezett árbevételt (2012-2015 évek között 93.296 millió Ft) és 28%-os megtérülést feltételezve a diszkontált Cash-Flow módszer alapján a licenc 5.070.258 eFt-os értéken került meghatározásra. A 2010.november 02.-ei jelentésemben nevezett licenc piaci értékét 5.000.000 Eft összegben javasoltam meghatározni.

Jelenlegi ismereteim alapján, véleményemet változatlanul fenntartva, a nevezett licenc piaci értékét 2011.december 31.-ei időpontra vonatkoztatva 5.000.000 Eft összegben javaslom meghatározni.

Budapest, 2012.február 13.

Varga Mihály
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